SUBORDINATION AGREEMENT

This **SUBORDINATION AGREEMENT**, dated as of February 2̲3̲, 2016 by and among, **LONE STAR VALUE INVESTORS, LP** (separately, jointly and severally, "Creditor"), **ATRM HOLDINGS, INC.**, a Minnesota corporation ("Guarantor"), and **Gerber Finance Inc.**, a New York corporation (hereinafter referred to as "Gerber").

BACKGROUND

A.   The Creditor has made or agreed to make loans to the Guarantor (the "Subordinated Loans"), which are or may hereafter be evidenced by one or more promissory notes of the Borrower (the "Subordinated Notes").

B.   The Creditor and the Borrower desire that Gerber extend credit to **KBS Builders, Inc.,** a Delaware corporation and Maine Modular Haulers, Inc., a Delaware corporation (collectively, "Borrower") under a Loan and Security Agreement (the "Credit Agreement") between the Borrower and Gerber.   It is a condition precedent to the extension of credit by Gerber under the Credit Agreement that the Creditor shall have agreed, as hereinafter more fully set forth, that all of the obligations of the Guarantor to the Creditor under or in respect of the Subordinated Loans and the Subordinated Notes be subordinated in payment to all obligations of the Borrower to Gerber under the Credit Agreement.

C.   The Guarantor and the Creditor, by reason of the various advantages which   will accrue to them as a result of their doing so, are willing to agree to such subordination and to confirm certain additional understandings on their part with respect to the foregoing on the terms and conditions hereinafter set forth.

NOW, THEREFORE, THIS AGREEMENT WITNESSETH that in consideration of the mutual covenants herein contained and of such extensions of credit as Gerber has made or at any time hereafter may make to the Borrower under the Credit Agreement, and intending to be legally bound hereby, the parties hereto mutually covenant and agree as follows:

1.   The Creditor agrees that all obligations, indebtedness and other liabilities of the Guarantor to the Creditor under or in respect of the Subordinated Loans and the Subordinated Notes, whether due or to become due, direct or indirect, primary or secondary, fixed or contingent (all of such obligations, indebtedness and other liabilities of the Guarantor to the Creditor being herein referred to collectively as the "Subordinated Liabilities"), shall be subordinated and junior in right of payment, to the extent and according to the terms and conditions set forth herein, to all obligations, indebtedness and other liabilities of the Borrower to Gerber under or in respect of the Credit Agreement or any of the Credit Documents referred to therein or any Note to be issued thereunder, as may be subsequently amended, whether due or to become due, direct or indirect, primary or secondary, fixed or contingent (all of such obligations, indebtedness and other liabilities of the Borrower to Gerber being herein referred to collectively as the "Superior Indebtedness"), and the Creditor agrees that, except as provided in Section 10 hereof, Gerber shall first be paid in full with interest all sums now due or that may hereafter accrue and become due and payable by the Borrower in

respect of the Superior Indebtedness before the Creditor shall be paid anything by the Guarantor or out of any property of the Guarantor for or on account of any of the Subordinated Liabilities. The Creditor further agrees that Gerber may at any time and from time to time renew or extend the time of payment of any indebtedness of the Borrower to it, or any portion of such indebtedness, and may make new loans to the Borrower, under the Credit Agreement or otherwise, with or without a guarantee, all without any notice to the Creditor, who shall nonetheless remain fully bound by this Agreement until it has been terminated in the manner hereinafter provided. Notwithstanding the foregoing, if Gerber increases the principal amount of the Loans in excess of $5,000,000, Gerber shall provide Creditor notice thereof as herein provided.

2.   The Creditor agrees that, except as provided in Section 10 hereof, it will not accept any payment from the Guarantor, nor any reduction of any indebtedness of the Guarantor to the Creditor, on account of any Subordinated Liabilities, so long as there is outstanding any Superior Indebtedness of the Borrower to Gerber.

3.   The Guarantor agrees that, except as provided in Section 10 hereof, it will not make any payment to the Creditor on account of any Subordinated Liabilities so long as there is outstanding any Superior Indebtedness of the Borrower to Gerber. The Guarantor agrees that the total aggregate unpaid principal balance of Subordinated Liabilities will at no time exceed $5,000,000.

4.   The Creditor agrees to forbear the institution against the Guarantor of any proceedings at law or in equity, or otherwise howsoever, to collect any principal, interest or other payment on any Subordinated Liabilities or to demand, exercise, set off, enforce, collect, execute, levy or foreclose any remedies regarding the performance of any Subordinated Liabilities or other obligation of the Guarantor to the Creditor in respect of the Subordinated Liabilities, so long as any Superior Indebtedness is outstanding.

5.   In the event a petition is filed or a proceeding is commenced under the Bankruptcy Code or any state insolvency act by or against the Guarantor, or a petition for the appointment of a receiver of the Guarantor or any of its assets is filed, or the business or assets of the Guarantor is assigned for the benefit of the Guarantor's creditors or is taken over by a committee representing the Guarantor's creditors, or the Guarantor shall become insolvent, or any step shall be taken in the liquidation of the Guarantor, then and in any such event all of the Borrower's liabilities to Gerber shall for purposes of this Agreement and the Superior Indebtedness forthwith become and be due and payable and all bankruptcy dividends and other payments on account of any of the claims of the Creditor against the Guarantor, whether or not hereinabove mentioned, on or in respect of the Subordinated Liabilities, shall be payable to Gerber for immediate application against the indebtedness of the Borrower to Gerber and to the discharge of all Superior Indebtedness of the Borrower to Gerber, until all such Superior Indebtedness of the Borrower to Gerber, with interest thereon (including without limitation post-petition interest accrued at the applicable rate or rates specified in the Credit Agreement and any Note issued thereunder to the date of payment), has been paid in full. The Creditor hereby assigns, transfers and sets over unto Gerber, any and all such bankruptcy dividends and payments on or in respect of the Subordinated Liabilities, together with all of the Creditor's right to receive the same, and covenants that if any such payments or bankruptcy dividends on or in respect of the Subordinated Liabilities shall come into the possession of the Creditor, it will receive the same as trustee for Gerber and will immediately account to Gerber for the same and deliver the same over to Gerber until such time as the Superior Indebtedness is indefeasibly paid in full. The Guarantor hereby acknowledges receipt of notice of such assignment and consents thereto. If any such bankruptcy

dividends or payments received by Gerber on the above-mentioned claims of the Creditor against the Guarantor on account of the Subordinated Liabilities, when added to any bankruptcy dividends or payments received directly by Gerber, shall be sufficient to pay in full all indebtedness of the Borrower to Gerber under or in respect of the Credit Agreement and all other Superior Indebtedness, if any, together with interest thereon (accrued as aforesaid), Gerber shall pay the amount of any excess to the Creditor and Gerber shall thenceforth similarly pay to the Creditor any additional bankruptcy dividends or other payments they may thereafter receive on account of the indebtedness of the Borrower to Gerber.

6.   The Creditor shall join in any request made by Gerber that Creditor participate and otherwise cooperate fully with Gerber in any proceeding or undertaking by Gerber to enforce Gerber's rights and remedies pursuant to the Superior Indebtedness, so long as such participation is not against the Creditor's duties and responsibilities set forth and regulated by the SEC, or other state and federal laws. The Creditor shall not contest the prior rights and remedies of Gerber in any proceeding, whether or not a bankruptcy or insolvency proceeding, so long as such is not inconsistent with the Creditor's duties and responsibilities set forth and regulated by the SEC, or other state and federal laws.

7.   This instrument embodies the entire agreement of the parties hereto concerning the subject matter hereof, and it is acknowledged that there are no customs, representations, promises, terms, conditions or obligations referring to the subject matter, and no inducements or representations leading to the execution or delivery hereof, other than those set forth herein. No failure on the part of Gerber to exercise and no delay in exercising any right hereunder or on any Note or under the Credit Agreement, or any of the Credit Documents shall be construed as a waiver of the right to exercise the same or any other right at any other time and from time to time thereafter.

8.   Gerber and any other holder of any Note issued under the Credit Agreement shall not be prejudiced in its right to enforce subordination of the Subordinated Liabilities by any act or failure to act on the part of either the Guarantor or the Creditor nor by any release of security, if any, for any Note. The provisions of this Agreement are solely for the purpose of defining the relative rights of Gerber, on the one hand, and the Creditor, on the other hand, and nothing herein is intended to or shall impair, as between the Guarantor and the Creditor, the obligation of the Guarantor, which is absolute and unconditional, to pay to the Creditor the Subordinated Liabilities in accordance with the terms thereof, subject to the restriction set forth in Section 4 hereof and, subject to the rights of Gerber hereunder to receive cash, property or securities otherwise payable or deliverable to the Creditor.

9.   Nothing herein contained shall impair any rights of Gerber with respect to any collateral hereafter pledged to Gerber as security for any indebtedness of the Borrower, or to the proceeds of such collateral. Gerber may at any time, without notice to the Creditor, release any guarantor or other party primarily or secondarily liable for any indebtedness of the Borrower to Gerber and may release all or any part of any collateral held by Gerber as security for any such indebtedness of the Borrower, all without in any manner affecting the obligations of the Creditor under this Agreement.

10.   Notwithstanding the provisions of this Agreement, the Guarantor shall be permitted to pay, and the Creditor shall be permitted to receive, from time to time as and when the same shall accrue and become due and payable as specified on the face of the Subordinated Notes (but not before), interest and principal payments on the Subordinated Notes in accordance with its terms,

provided that at the time of each such payment and after giving effect thereto there shall not have occurred and then be continuing any Event of Default (as defined in the Credit Agreement), nor any event which with the giving of notice or the lapse of time, or both, would constitute such an Event of Default; and provided further, that nothing contained in this Section 10 shall authorize any prepayment, redemption prior to maturity or advance refunding of the Subordinated Notes.

11.   In the event that this Agreement becomes inoperative for any reason, including without limitation the payment to Gerber of all of the indebtedness of the Borrower and the discharge of all of the obligations of the Borrower under the Superior Indebtedness, this Agreement shall not be terminated but shall immediately and automatically become operative again whenever and as often as any indebtedness of the Borrower to Gerber under or in respect of the Superior Indebtedness shall in any manner come into existence. This Agreement may be modified or terminated only by an instrument in writing signed by all of the parties hereto.

12.   The Creditor hereby specifically approves and agrees to all of the terms and conditions set forth in each of the Credit Agreement (including the exhibits thereto) and all other agreements, written or oral, made between Gerber and the Borrower in connection with the transactions contemplated by the Credit Agreement and the Superior Indebtedness. The Creditor further agrees that notice of such Credit Agreement and other agreements need not be given to the Creditor and further specifically waives notice of any and all defaults on the part of the Borrower. The Creditor and the Guarantor waive presentment, notice of dishonor and protest of any and all negotiable instruments evidencing any indebtedness of the Borrower under or in respect of the Credit Agreement.

13.   To induce Gerber to accept this Agreement and, in reliance hereon, to make loans to the Borrower under the Credit Agreement, the Creditor hereby affixes a legend to the Subordinated Notes, that enforcement thereof is subject to this Agreement and hereby delivers copies of any and all Subordinated Notes to Gerber with such legend.

14.   The Guarantor and Creditor make the following representations and warranties to Gerber:

(i)   The Subordinated Liabilities is valid and the Guarantor has no defense to, counterclaim, or set-off against it.

(ii)   The Creditor has not endorsed, assigned, mortgaged, hypothecated, subordinated, disposed of, or modified the Subordinated Liabilities other than as set forth in this Agreement.

(iii)   The Guarantor has not mortgaged, pledged, or assigned any property, whether real or personal, as security for the Subordinated Liabilities.

(iv)   There are no liens or claims, whether pending or threatened, against the Subordinated Liabilities.

15.   All notices, request, demands, directions and other communication provided for herein shall be in writing (including telegraphic communication) and shall be mailed or telegraphed or delivered in hand to the applicable party at its address indicated below:

15.1

If to the Creditor: **Lone Star Value Investors, LP/**
53 Forest Ave., 1ˢᵗ Floor

Old Greenwich, CT 06870
Attn: Jeffrey E. Eberwein

15.2

    If to the Guarantor: ATRM Holdings, Inc.
    3050 Echo Lake Avenue, Suite 300
    Mahtomedi, MN 55115
    Attn: Dan Koch

15.3

    If to Gerber: Gerber Finance Inc.
    488 Madison Avenue, Suite 800
    New York, New York 10022
    Attn: Gerald Joseph

or, as to each party, at such other address as shall be designated by such party in a written notice to the other parties complying as to delivery with the terms of this Section. All such notices, requests, demands, directions and other communication shall, when mailed or telegraphed, be effective when deposited in the mails or delivered to the telegraph company, as the case may be, addressed or aforesaid.

16.   This Agreement and the rights and obligations of the parties hereunder shall be governed by and construed and enforced in accordance with the laws of the State of New York. Each of the Guarantor and the Creditor hereby consents to the jurisdiction of the courts of the State of New York in any action or proceeding which may be brought against it under or in connection with this Agreement or any of the transactions contemplated hereby or to enforce any covenant or undertaking contained herein or trust created hereunder, and in the event any such action or proceeding shall be brought against it, each of the Guarantor and the Creditor agrees not to raise any objection to such jurisdiction or to the laying of the venue thereof in New York County, and further agrees that service of process in any such action or proceeding may be duly effected upon it by service in accordance with the provisions of the Uniform Interstate and International Procedure Act.

17.   This Agreement shall bind and inure to the benefit of the parties hereto and their respective successors and assigns. Each of the parties hereto expressly states that such party intends to be legally bound hereby.

18.   This Agreement may be executed in any number of counterparts, and by separate parties in separate counterparts, each of which when so executed shall be deemed an original, and all such counterparts shall together constitute but one and the same instrument. Terms defined in the

Credit Agreement, which are used herein and are not otherwise defined herein are used herein with the meanings assigned to them in the Credit Agreement.

*[**REMAINDER OF PAGE LEFT INTENTIONALLY BLANK** – Signature Page Follows]*

IN WITNESS WHEREOF, the parties have caused this Agreement to be executed in their names as of the day and year first above written.

LONE STAR VALUE INVESTORS, LP

By: ______________________

Jeffrey E. Eberwin
Manager, Lone Star Value Investors GP, LLC, the general partner of Lone Star Value Investors, LP
53 Forest Ave., 1st Floor
Old Greenwich, CT 06870
Telephone : (203) 489-9500

ATRM HOLDINGS, INC.

By: ______________________
Name: DANIEL M KOCH
Title: PRESIDENT

GERBER FINANCE INC.



By: ______________________
Name: Jennifer Palmer
Title: President

CONSENT:

KBS BUILDERS, INC.

By: ______________________
Name: DANIEL M KOCH
Title: PRESIDENT

MAINE MODULAR HAULERS, INC.

By: ______________________
Name: DANIEL M KOCH
Title: PRESIDENT